

July 9, 2015

Christian J. Beckett
Chief Executive Officer
Pacific Drilling S.A.
8-10, Avenue de la Gare
L-1610 Luxembourg

      Re: **Pacific Drilling S.A.**
             Form 20-F for Fiscal Year Ended December 31, 2014
             Filed February 26, 2015
             File No. 001-35345

Dear Mr. Beckett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2014

Exhibits, page 83

1.   We note that revenues from the Chevron Corporation represented 67.4 % of your total revenue for the year ended December 31, 2014 and that the majority of your $2.3 billion contract backlog is attributable to revenues you expect to generate from Chevron in the future. We also note your reference to the International Master Service Agreement with Chevron that contains, amongst other things, provisions for future drillship requirements and simplifies the process of entering into new drilling contracts, which increases the likelihood of securing future drilling contracts from Chevron. Given the significance of this Agreement, file it as an exhibit to the Form 20-F or tell us why you do not believe that Agreement that you are required to do so. See Instruction 4(b)(ii) of Item 19 of Form 20-F.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3740, with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director